Exhibit 99.38

IsoEnergy Commences Planned 30-Hole Summer Exploration Program in the Athabasca Basin

Saskatoon, SK, June 4, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) is pleased to announce the commencement of the summer exploration program on its eastern Athabasca Basin uranium properties (Figure 1). The program encompasses a total of 30 diamond drill holes for 9,825 metres of drilling on the Larocque East and East Rim projects to follow up positive results from the winter exploration program.

Highlights:

•	Larocque East Project

o	27 diamond drill holes for 8,775 metres following up on positive alteration results within Target Area A and initial drill testing of new targets identified in Target Areas B, C and D.

o	An eastward extension to the Ambient Noise Tomography (ANT) survey is in progress intended to refine exploration target areas along the Larocque East conductor trend.

•	East Rim Project

o	3 reconnaissance exploration diamond drill holes for 1,050 metres targeting coincident geophysical anomalies located on the eastern edge of the Athabasca Basin only ~45 kms east of the McArthur Mine.

•	Additional work is being planned to develop a pipeline of exploration targets on earlier stage projects including helicopter and drone radiometric and magnetic surveys, and ground ANT surveys on the Cable, Evergreen, Rapid River, 2Z and Madison projects.

Philip Williams, Chief Executive Officer, commented “We are excited to commence this extensive summer drill program at the Larocque East project aimed at discovering new pods of mineralization along strike of the Hurricane deposit. With its ultra high-grades, the Hurricane deposit has a very small and discrete geological and geochemical footprint that was elusive to previous owners. Combining our deep understanding of the characteristics of drill holes proximal to Hurricane style mineralization and results from our extensive ANT survey along the prospective conductor corridor, we have generated multiple high priority target areas which will be extensively drill tested during this summer program. At the same time, we continue to undertake work programs, including drilling, on our highly prospective exploration projects within our large Eastern Athabasca exploration package.”

Figure 1 – Location map of the Hurricane deposit and exploration projects in the eastern Athabasca Basin.

Legend
Development
Advanced Exploration
Active or Depleted Uranium Mine
Uranium Mill
Access
Summer 2024 Exploration
IsoEnergy Tenure
IsoEnergy
ATHABASCA BASIN
Bulyea River
Whitewater
Fond-du-Lac
Stony Rapids
Black Lake
Larocque East
Hurricane
Larocque West
Edge
Full Moon
Collins Bay
Hawk
Larocque
Alligator Lake
Roughrider
Radio
Eagle Point
Rabbit Lake
McClean Lake
Horseshoe
Wollaston
North Thorburn
Geiger
Ward Creek
Cigar Lake
Thorburn Lake
Thorburn Lake
Trident
Rapid River
West Bear
Cable
Sparrow
McArthur River
Paul Bay
22 Lake
Madison
BJ Zone
Cluff Lake
Shea Creek
Arrow
Triple R
Centennial Deposit
Mann Lake
Harrigan
Millennium
Gryphon
Phoenix
Ranger
Dufferin Lake Zone
Spruce
Maverick
East Rim
Ledge
Martin
Key Lake
Carlson Creek
Evergreen
0 10 20
Kilometers

Larocque East Project

Following the success of the winter drill program (see news release dated April 25, 2024), exploration drilling has been proposed to further test the significant sandstone and basement structures and spatially associated clay alteration halos that have been intersected in Target Area A (Figure 2). The ANT geophysical survey technique has been successful at identifying significant hydrothermal alteration in the sandstone cover sequences that are spatially associated with the Hurricane deposit and exploration Target Area A. The summer drill program will initially follow up encouraging drill results in Target Area A, and will also test Targets B, C and D. Drilling plans for Target Area D are expected to evolve as the ANT velocity models are interpreted from the newly acquired ANT data and subsequently integrated with previous exploration data over 10kms of the prospective conductor corridor.

Figure 2 – Location of Larocque East project summer 2024 drilling at Target Areas A, B, C and D.

Larocque East Summer Exploration 2024
Hurricane
Legend
Proposed Collar Locations 2024
ISO Winter 2024
ISO - 2018 - 2023
Historical
EM Line
Graphitic Fault
Favorable Clay Analysis
Larocque East
Proposed ANT Coverage 2024
Conductive Corridor
IsoEnergy
0 0.5 1
Kilometers
Area A
Area B
Area C
Area D
6,500,000N m
6,495,000N m
NAD 83 ZONE 13N

East Rim Project

The project is situated 45 kilometres east-southeast of the McArthur River mine in the southeastern portion of the Athabasca Basin (Figure 1). The project is highly prospective for shallow basement hosted uranium mineralisation as it is located along the southeastern edge of the Athabasca basin in an area that not received significant prior exploration. Target depths are relatively shallow as sandstone thickness ranges between 0 and 260 metres. The three electromagnetic profiles were surveyed in an area of interest where strong conductivity mapped by 2023 Versatile Time Domain Electromagnetic survey, density lows mapped by 2022 Falcon gravity surveys, and brittle structure and clay alteration logged in historic diamond drill holes all occur within an underexplored magnetic low corridor (Figure 3). The summer exploration drill program (3 drill holes for 1,050 metres) at the East Rim project will focus on testing the targets identified during the winter 2024 exploration program (see news release dated April 25, 2024).

Figure 3 – East Rim project map showing the locations of the summer 2024 planned diamond drilling.

East Rim
Project Map
Legend
Proposed Collar Locations 2024
Trail
2024 Step Loop EM Survey Lines
Historic EM Conductors
2022 Gravity Anomalies
2023 VTEM Anomalous Area
East Rim
Athabasca Basin
Regional Magnetics
Canada 200m MAG
1st Vertical Derivative
Aeromagnetic Survey Data Compilation
Government of Canada
IsoEnergy Ltd.
ATHABASCA
BASIN
0 2.5 5
Kilometers
0 1 2
Kilometers
540,000E m
550,000E m
6,400,000N m
6,390,000N m
6,395,000N m
NAD 83 UTM 13N

Other Projects

Additional work is being planned for the summer of 2024 to develop a pipeline of exploration targets on earlier stage projects including helicopter and drone radiometric and magnetic surveys, and ground ANT surveys on the Cable, Evergreen, Rapid River, 2Z and Madison projects. Surveys on additional projects are being considered.

On May 29, 2024, the Company entered into a definitive share purchase agreement with Critical Path Minerals Corp. to acquire the Bulyea River project located on the northern edge of the Athabasca Basin (the “Bulyea River Acquisition”). The project is host to very high uranium in lake sediment within a strong airborne radiometric anomaly and represents a shallow basement-hosted target (Figure 4). IsoEnergy’s 2024 exploration efforts are expected to be focused on airborne geophysics and data compilation in preparation for ground geophysics and drilling in 2025. Closing of the Bulyea River Acquisition is subject to applicable regulatory approvals including, but not limited to, approval of the TSX Venture Exchange (“TSXV”), and the satisfaction of certain other closing conditions customary in transactions of this nature.

Figure 4 – Bulyea River Geochem and geophysical signature.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Darryl Clark, P.Geo., IsoEnergy’s Executive Vice President, Exploration and Development, who is a “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects).

For additional information regarding the Company’s Larocque East Project, including its quality assurance and quality control procedures applied to the exploration work described in this news release, please see the Technical Report titled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” dated August 4, 2022, on the Company’s profile at www.sedarplus.ca.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director
info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and the anticipated results thereof, completion of the Bulyea River Acquisition and the approval of the TSXV. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner and receipt of the approval of TSXV for the Bulyea River Acquisition. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.